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Exhibit 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
											Three Months Ended March 31, 2010
	2005		2006		2007		2008		2009
Earnings:
Income before Provision for Income Taxes	$197,018		$224,218		$223,024		$224,867		$332,833		$67,310
Add: Fixed Charges	245,431		264,211		308,871		330,088		311,474		77,161

	$442,449		$488,429		$531,895		$554,955		$644,307		$144,471

Fixed Charges:
Interest Expense, Net	$183,584		$194,958		$228,593		$236,635		$227,790		$56,562
Interest Portion of Rent Expense	61,847		69,253		80,278		93,453		83,684		20,599

	$245,431		$264,211		$308,871		$330,088		$311,474		$77,161

Ratio of Earnings to Fixed Charges	1.8	x	1.8	x	1.7	x	1.7	x	2.1	x	1.9	x

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  Exhibit 12